P.E. 1/28/02
1-12060

SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28th January 2002

(3 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x   Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

"BANCO ESPÍRITO SANTO, S.A."

Public Traded Company

Corporate Registration No. 500 852 367

Registered Share Capital: EURO 1,000,000,000.00

Registered with the Lisbon Registrar of Companies under No. 1.607

Avenida da Liberdade, nº 195, 1250-142 Lisboa

A lawsuit was filed against Banco Espírito Santo S.A. in the Commercial Court of Lisbon, contesting the deliberations taken by the General Meeting held on December 31st, 2001 approving the Bank's capital increase from Euro 1,000,000.000 to up to Euro 1,500,000,000 .

The plaintiffs invoke that the Addendum to the *Diário da República*, dated November 30th, 2001, where the convening notice of such Meeting was published, was distributed on December 5th, 2001.

The capital increase in question was approved by 99.94% of the votes cast in the referred General Meeting of December 31st, 2001, where 66.93% of all the votes corresponding to BES share capital were represented, which means that such capital increase was approved by 66.79% of the votes corresponding to that same entire share capital.

This situation will not prevent the approved capital increase from actually taking place.

Lisbon, January 25th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 28th January 2002